Exhibit 99.1

Q3 2021 Earnings

BETTERWARE REPORTS THIRD QUARTER RESULTS:

NET SALES INCREASE 4% FOR THE QUARTER AND 69% YEAR-TO-DATE

EPS OF $13.76 FOR THE QUARTER AND $43.76 YEAR-TO-DATE

Guadalajara, Jalisco, Mexico, October 28, 2021. - Betterware de Mexico S.A.P.I. de C.V. (“Betterware” or the “Company”), announced today its consolidated financial results for the third quarter of 2021. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, presented and approved by the Board of Directors, prepared in accordance with IFRS, and may include minor differences due to rounding.

Luis G. Campos, Executive Chairman of the Board, stated, “Our Company has a long history of consistent and profitable growth. Last year, this growth accelerated sharply as we almost tripled the size of our network of distributors and associates, becoming the largest active sales force in the direct-to-consumer market in Mexico. After the extraordinary growth seen in 2020, the first nine months of 2021 have been a transitioning period where our main objective has been to consolidate our network of new distributors and associates gained during 2020 and adapt our operating capabilities to this new significantly higher level of revenues. The latter allowed us to deliver growth in net revenues of 4% and a 69% increase in net revenues for the first nine months of 2021.”

Mr. Campos continued: “We move forward having successfully consolidated our network of distributors and associates, maintaining essentially the same number of active associates and distributors as we had by the end of 2020, but with a much more solid base, and our operating expense structure is aligned to support our current operations and our expectations for double digit sales compounded annual growth rate from 2021 to 2025. Overall, we are confident that the strength of our flexible business model, expansion as we execute our three strategic pillars, and our resiliency given our ability to adapt quickly to various situations has us well positioned to achieve our goals of doubling our household penetration to 40% by 2025 and increasing our share of wallet, which would result in doubling our net revenues from 2020 in 2025.”

Luis G. Campos

Executive Chairman of the Board

Quarterly results

Betterware has a 20-year history of consistent growth. This growth accelerated during the last 5 years and specially in 2020, when net revenues grew 135% and EBITDA grew 154%.

After the extraordinary growth seen during 2020, when our network of distributors and associates grew to almost three times the size it was by the end of 2019, Betterware´s main challenge for 2021 has been to consolidate our distributors and associates base, and still the Company was able to grow its net revenues 4% in Q3 21 and 69% in the first nine months of the year.

This growth was achieved thanks to our focus on our three strategic pillars and the three key features of our business model:

●	High Cash Flow Generation: Low CAPEX requirements and negative cash conversion cycle.
●	Asset Light Business Model: third-party product manufacturing and third-party delivery to distributors.
●	Flexibility to Adapt and React to Different Situations.

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Q3 2021 Earnings

During the third quarter, the Company successfully consolidated its network of distributors and associates and moves forward with a significantly strengthened base maintaining essentially the same number of associates and distributors it had by the end of 2020. Betterware is confident that its distributors and associates base will return to growth in the coming quarters and in future years.

During the third quarter of 2021, the Company´s showed positive results with 4% growth in net revenue compared to the same period of 2020, on top of the almost 200% net revenue growth seen during Q3 2020, even considering that during the quarter the Company had to face three external headwinds:

1.	Consumer confidence decreased 3.7% during the quarter and overall consumption in Mexico declined 1% compared to the previous quarter. This was the first quarterly decline in consumption since Q2 2020, and the first third quarter with a quarter-on-quarter decline since 2014.
2.	People redirected their spending towards products and services they did not spend on during 2020, such as for the return to in-person activities in the Back-to-school season and traveling during summer.
3.	Supply chain disruption in China, specifically the increases in sea freight prices and the rationing of energy which has caused partial and total shutdowns of some factories.

Given that the Company expects these headwinds to continue during the fourth quarter of 2021 it is relying on the flexibility of its business model and its ability to react, and accordingly Betterware is adjusting its commercial strategies to these new conditions. While early, these adjustments already began to show positive results and are expected to continue to lead to improvements during November and December 2021. This, combined with the increased frequency of catalogue distribution is expected to generate increasingly positive results in 2022 and going forward.

Due to the unexpected headwinds mentioned above, Betterware expects its results for fiscal year 2021 to be closer to the lower end of its previous guidance of Ps. 10,800M in net revenue and Ps. 3,200M in EBITDA, which implies net revenue growth of 49% and EBITDA growth of 48%, and an EBITDA margin of 29.6%, on top of the 135% growth in net revenue and 154% growth in EBITDA during 2020.

Net revenues

In Q3 21 net revenues increased 4% to Ps. 2,361.5M, from Ps. 2,270.8M in Q3 20. This growth was on top of the almost 200% growth in revenues during Q3 20. This increase was driven by a 19% increase in average distributors, a 20% increase in average associates, and an increase in volumes to 42.9M units sold in Q3 21, compared to 42.3M units sold in Q3 20.

For the first nine months of 2021, net revenues increased 69% to Ps. 7,857.6M, compared to Ps. 4,659.2M of the same period of 2020. This growth, on top of the 103% growth generated during the first nine months of 2020, was driven by the increase in the average distributors and associates, which in turn led to a 73% increase in volume to 145.9M units sold, compared to 84.3M units sold of the same period of 2020.

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Q3 2021 Earnings

Gross margin

The Company expanded its gross margin during the quarter without the need to increase sales prices, due to its increased volumes, which more than offset cost pressures. Q3 21 gross margin expanded 165 bps to 56.3% in Q3 21 from 54.6% in Q3 20. Gross margin for the quarter was also benefited by a more favorable exchange rate, relative to Q3 20.

For the first nine months of the year, gross margin expanded 288 bps to 56.9%, compared to 54.0% in the same period of 2020. Margin expansion for the period is explained by higher volumes, a more favorable exchange rate, and the negative impact air freights had during the first nine months of 2020.

Incorporating the expected negative impact of the external headwinds, the Company remains confident that it can expand its full year gross margin from the 54.7% obtained during 2020.

EBITDA

The Company generated Ps. 708.4M in EBITDA during Q3 21, slightly below Q3 20 EBITDA of Ps. 730.2M, which in turn was 234% higher than EBITDA during the third quarter of 2019. EBITDA’s performance in Q3 21 reflects an increase in SG&A expenses as a percentage of net revenue from 22.8% in Q3 20 to 27.2% in Q3 21, resulting in a cost structure now aligned to a new level of operations with capabilities in place to support expected growth for the next years to reach a 40% household penetration, which will translate into additional operating leverage as revenues continue to grow. It is worth noting that this quarter’s SG&A as a percentage of net revenue compares favorably to 2019 full year at 32.1%.

For the quarter, EBITDA margin was 30.0%, in line with the Company´s expectations, compared to a 32.2% EBITDA margin in Q3 20. This quarter´s EBITDA margin reflects the Company´s increased operating expenses, which during Q3 20 were not yet aligned to support the increase in revenues.

In the first nine months of 2021, EBITDA increased by 75% due to the 69% growth in net revenue coupled with increased operating leverage. EBITDA margin for the first nine months of 2021 expanded 113 bps to 30.3%, compared to an EBITDA margin of 29.1% in the same period of 2020.

Once incorporating the expected negative impact of the external headwinds, the Company remains confident it can maintain a full year EBITDA margin above 29%.

Net Income

For the first nine months of the year, net income increased 461% relative to the same period last year. Adjusted net income for the first nine months of the year, which excludes non-cash income related to the unrealized gain in mark-to-market valuation of financial derivative instruments, increased 49% relative to the same period last year, on top of the 203% increase during 2020 compared to 2019, mainly explained by the growth in net revenues.

Earnings per share for the first nine months of the year increased 408% to Ps. 43.76, compared to Ps. 8.62 of the same period in 2020. Adjusted earnings per share for the first nine months of 2021 are Ps. 33.99.

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Strength of the Company´s Business Model

The Company’s financial position remained strong during the third quarter ending the period with a Net Debt to EBITDA ratio of 0.1x, up from -0.4x in Q3 20.

The main strengths of the Balance Sheet reflect the company’s differentiated Business Model, such as its asset light structure, its negative cash conversion cycle and its low CAPEX requirements all of which allow the company to have a high cash conversion rate and low liquidity requirements. Betterware´s cost structure, where approximately 80% of its costs are variable, allows for relevant operational flexibility to adapt its operation as demand increases or decreases.

These key features of its business model have allowed Betterware to profitably grow at a constant double-digit growth rate and will continue to support the Company´s profitable growth going forward, to reach its target 40% household penetration by 2025.

Long Term Growth Expectations

For the long-term, the Company is confident that given the strength of its business model and its competitive advantages, and its ability to adapt to different market conditions, it is well positioned to double its household penetration to reach its target 40% by 2025, while expanding its share of wallet through successful product innovation and increased participation in new market niches. In addition to its organic growth opportunities, the Company is actively evaluating geographic expansion, and inorganic growth through attractive M&A opportunities.

Relevant Changes in the Balance Sheet

During the quarter, the company successfully concluded the offering of a two-tranche sustainability bond issuance for a total of Ps. 1,500M, with maturities across 4 and 7 years, offered in the Mexican Market and issued at favorable conditions for the Company. The order book was oversubscribed by more than three times, which demonstrates the strong support from investors for the Company´s business model and its ability to continue growing going forward. Out of the Ps. 1,500M from the issuance, Ps. 588M were used for the prepayment of long-term debt. The rest of the resources will be used for general corporate purposes, including additional investments in Campus Betterware and other initiatives with positive environmental and social impacts.

Board of Directors Proposes Quarterly Cash Dividend

As previously announced and aligned to the Company’s ability to generate strong cash flow after investments, its Board of Directors has proposed a Ps. 1,400M dividend to be paid to its shareholders for record in four instalments of Ps. 350M per quarter. The fourth quarterly dividend is subject to approval at the next Ordinary General Shareholders’ Meeting to be held on October 29, 2021.

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Q3 2021 Earnings

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of September 2021, and September 2020

(In Thousands of Mexican Pesos)

	Sep 2021	Sep 2020
Assets
Cash and cash equivalents	1,273,481	1,155,207
Trade accounts receivable, net	878,961	680,303
Accounts receivable from related parties	95,965	50
Inventories	1,207,080	1,113,301
Prepaid expenses	207,951	180,405
Derivative financial instruments	58,001	31,486
Other assets	51,733	113,225
Total current assets	3,773,172	3,273,977
Property, plant and equipment, net	1,053,631	549,847
Right of use assets, net	19,100	12,141
Deferred income tax	17,605	5,082
Investment in associates	26,310	-
Intangible assets, net	334,782	307,324
Goodwill	371,075	348,441
Other assets	3,292	3,778
Total non-current assets	1,825,795	1,226,613
Total assets	5,598,967	4,500,590
Liabilities and Stockholders’ Equity
Borrowings	-	77,459
Accounts payable to suppliers	2,045,266	2,352,882
Accrued expenses and provisions	188,288	415,621
Income tax payable	202,883	93,330
Value added tax payable	42,687	51,712
Trade accounts payable to related parties	27,302	-
Statutory employee profit sharing	19,567	7,129
Lease liabilitys	6,129	9,101
Warrants	-	517,767
Derivative financial instruments	-	4,658
Total current liabilities	2,532,122	3,529,659
Employee benefits	1,938	1,387
Derivative financial instruments	-	30,105
Deferred income tax	56,959	78,501
Lease liability	13,336	3,637
Borrowings	-	522,536
Long term debt	1,507,080	-
Total non-current liabilities	1,579,313	636,166
Total Liabilities	4,111,435	4,165,825

Stockholders’ Equity	1,487,532	334,765
Total Stockholders’ Equity	1,487,532	334,765
Total Liabilities and Stockholders’ Equity	5,598,967	4,500,590

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Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on September 30, 2021, and September 30, 2020

(In Thousands of Mexican Pesos)

	Q3 2021	Q3 2020	∆%
Net revenue	2,361,461	2,270,838	4.0%
Cost of sales	1,032,998	1,030,781	0.2%
Gross profit	1,328,463	1,240,057	7.1%

Administrative expenses	285,444	168,811	69.1%
Selling expenses	254,425	241,894	5.2%
Distribution expenses	101,323	107,973	(6.2%)
Total expenses	641,192	518,678	23.6%
Operating income	687,271	721,379	(4.7%)

Interest expense	(18,004)	-	(100.0%)
Interest income	8,041	4,099	96.2%
Unrealized gain/ (loss) in valuation of financial derivative instruments	192,880	(50,710)	(480.4%)
Changes in fair value of warrants	-	(581,736)	(100.0%)
Foreign exchange loss, net	(125,385)	(16,136)	677.1%
Financing cost, net	57,532	(644,483)	(108.9%)
Share of results of associates	(882)	-	(100.0%)
Income before income taxes	743,921	76,896	867.4%

Income taxes	230,564	203,080	13.5%

Net income	513,357	(126,184)	(506.8%)

EBITDA breakdown (Ps. $708.4 million)

Concept	Q3 2021	Q3 2020	∆%
Net income	513,357	(126,184)	(506.8%)
(+) Income taxes	230,564	203,080	13.5%
(+) Financing cost, net	(57,532)	644,483	(108.9%)
(+) Depreciation and amortization	22,057	8,789	151.0%
EBITDA	708,446	730,168	(3.0%)
EBITDA margin	30.0%	32.2%	(2.2%)

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Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the nine months ended on September 30, 2021, and September 30, 2020

(In Thousands of Mexican Pesos)

	Sep 2021	Sep 2020	∆%
Net revenue	7,857,599	4,659,241	68.6%
Cost of sales	3,388,349	2,143,353	58.1%
Gross profit	4,469,250	2,515,888	77.6%

Administrative expenses	919,897	401,981	128.8%
Selling expenses	824,757	559,674	47.4%
Distribution expenses	403,452	223,489	80.5%
Total expenses	2,148,106	1,185,144	81.3%
Operating income	2,321,144	1,330,744	74.4%

Interest expense	(47,123)	(70,827)	(33.5%)
Interest income	16,642	9,586	73.6%
Unrealized gain in valuation of financial derivative instruments	360,123	30,377	1085.5%
Changes in fair value of warrants	-	(585,372)	(100.0%)
Foreign exchange loss, net	(311,503)	(36,213)	760.2%
Financing cost, net	18,139	(652,449)	(102.8%)
Share of results of associates	(1,561)	-	(100.0%)
Income before income taxes	2,337,722	678,295	244.6%

Income taxes	724,951	390,604	85.6%

Net income	1,612,771	287,691	460.6%

EBITDA breakdown (Ps. $2,377.8 million)

Concept	Sep 2021	Sep 2020	∆%
Net income	1,612,771	287,691	460.6%
(+) Income taxes	724,951	390,604	85.6%
(+) Financing cost, net	(18,139)	652,449	(102.8%)
(+) Depreciation and amortization	58,188	26,480	119.7%
EBITDA	2,377,771	1,357,224	75.2%
EBITDA margin	30.3%	29.1%	1.1%

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Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the nine months ended on September 30, 2021, and September 30, 2020

(In Thousands of Mexican Pesos)

	Q3 2021	Q3 2020
Cash flows from operating activities:
Profit for the period	1,612,771	287,691
Adjustments for:
Income tax expense recognized in profit of the period	724,951	390,604
Depreciation and amortization of non-current assets	58,188	26,480
Interest income recognized in profit or loss	(16,642)	(9,586)
Interest expense recognized in profit or loss	47,123	70,827
Unrealized gain in valuation of financial derivative instruments	(360,123)	554,995
Share premium account	7,902	-
Investment in associates	1,562	-
Movements in working capital:
Trade accounts receivable	(121,155)	(433,216)
Trade accounts receivable from related parties	(95,965)	560
Inventory, net	66,946	(767,747)
Prepaid expenses and other assets	(50,456)	(210,859)
Accounts payable to suppliers, accrued expenses and provisions	(105,849)	2,138,589
Value added tax payable	15,984	21,413
Trade accounts payable to related parties	2,898	-
Statutory employee profit sharing	12,213	2,123
Income taxes paid	(612,323)	(331,982)
Employee benefits	260	(243)
Net cash from operating activities	1,188,285	1,739,649
Cash flows from investing activities:
Investment in associates	(26,102)	-
Payments of fixed and intangible assets	(347,551)	(361,966)
Proceeds from disposal of fixed assets	17,220	7,283
Interest received	16,642	9,586
Net cash from investing activities	(339,791)	(345,097)
Cash flows from financing activities:
Repayment of borrowings	(646,554)	(1,267,258)
Proceeds from borrowings	20,000	1,195,749
Long term debt	1,507,080	-
Interest paid	(50,446)	(76,019)
Lease payment	(4,913)	(11,846)
Dividends paid	(1,050,000)	(293,668)
Net cash from financing activities	(224,833)	(453,042)
Net increase in cash and cash equivalents	623,661	941,510
Cash and cash equivalents at the beginning of the period	649,820	213,697
Cash and cash equivalents at the end of the period	1,273,481	1,155,207

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Q3 2021 Earnings

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document, as past results in no way offer any guarantee of future performance. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections.

Q3 2021 Conference Call

Management will hold a conference call with investors on October 29th, 2021 at 8:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13723977

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13723977

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